SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"): Central Fund of Canada Limited
B.	This is (check one):
☒ An original filing for the Filer.
☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:
	Name of registrant:	Central Fund of Canada Limited
	Form type:	Form F-10
	File number (if known):	333-136629
	Filed by:	Central Fund of Canada Limited
	Date filed (if filed concurrently, so indicate):	August 14, 2006, Filed Concurrently
D.
The Filer is incorporated or organized under the laws of

    Alberta

  and has its principal place of business at

    Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8, (403) 228-5861.

E.
The Filer designates and appoints Martin Pomerance ("Agent") located at:

    250 Park Avenue, New York, NY 10177, (212) 415-9200

  as the agent (the "Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a)
  any investigation or administrative proceeding conducted by the Commission; and

  (b)
  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on August 14, 2006 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ancaster, province of Ontario, country of Canada, on August 14, 2006.

CENTRAL FUND OF CANADA LIMITED
By:	/s/ J.C. STEFAN SPICER J.C. Stefan Spicer President and Chief Executive Officer

        This statement has been signed by the following person in the capacity indicated on August 14, 2006.

By:	/s/ MARTIN POMERANCE Martin Pomerance Agent for Service